EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
YEARS ENDED DECEMBER 31,
(Unaudited)
(Dollars in Millions)

	2012	2011	2010	2009	2008

Profit	$432	$378	$278	$259	$385

Add:
Provision for income taxes	148	111	40	45	120

Deduct:
Partnership income	—	—	—	—	(3)

Profit before income taxes and partnership income	$580	$489	$318	$304	$502

Fixed charges:
Interest expense	$801	$827	$917	$1,048	$1,159
Rentals at computed interest*	6	5	6	5	6

Total fixed charges	$807	$832	$923	$1,053	$1,165

Profit before income taxes plus fixed charges	$1,387	$1,321	$1,241	$1,357	$1,667

Ratio of profit before income taxes plus fixed charges to fixed charges	1.72	1.59	1.34	1.29	1.43

*Those portions of rent expense that are representative of interest cost.